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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-9/A

                                (AMENDMENT NO. 1)

                      SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14(d)(4) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               BEST SOFTWARE, INC.
                            (Name of Subject Company)

                               BEST SOFTWARE, INC.
                        (Name of Person Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    000865791
                      (CUSIP Number of Class of Securities)

                            ------------------------

                              TIMOTHY A. DAVENPORT
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               BEST SOFTWARE, INC.
                            11413 ISAAC NEWTON SQUARE
                             RESTON, VIRGINIA 20190
                                 (703) 709-5200
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of
                          the person filing statement)

                                 With a copy to:

                           T. JUSTIN MOORE, III, ESQ.
                                HUNTON & WILLIAMS
                              951 EAST BYRD STREET
                          RIVERFRONT PLAZA, EAST TOWER
                          RICHMOND, VIRGINIA 23219-4074
                                 (804) 788-8200

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       This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9"), filed by Best Software, Inc., a Virginia corporation (the "Company"), relating to the tender offer by Bobcat Acquisition Corp., a Virginia corporation (the "Purchaser"), a wholly owned subsidiary of The Sage Group plc, a corporation organized under the laws of England (the "Parent") (collectively, "Sage"), to purchase all of the outstanding shares of Common Stock of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 14, 2000, as amended. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.       ADDITIONAL INFORMATION TO BE FURNISHED.

       Item 8 is hereby amended by addition of the following information thereto:

       At 12:00 midnight, New York City time, on February 11, 2000, the Offer expired. Based on a preliminary count, the Company has been informed that approximately 11,564,864 shares were tendered, of which approximately 1,588,613 shares were tendered by guaranteed delivery. All shares of Common Stock validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. As a result, Sage has acquired approximately 97.4% of the outstanding shares of the Company's Common Stock. A copy of the Company's press release announcing the expiration of the Offer and the acceptance of validly tendered shares of Common Stock is attached hereto as Exhibit 20.

ITEM 9.       MATERIALS TO BE FILED AS EXHIBITS.

       This section is hereby amended by addition of the following additional exhibit:

       Exhibit 20 Press Release, dated February 14, 2000, issued by Best Software, Inc.


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                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                       BEST SOFTWARE, INC.


                                       By:    /s/ Timothy A. Davenport
                                             ----------------------------------
                                             Name: Timothy A. Davenport
                                             Title: Chairman of the Board,
                                                    President and Chief
                                                    Executive Officer

Dated: February 15, 2000


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                                  EXHIBIT INDEX

Exhibit No.                                 Description of Exhibit
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
20                   Press Release, dated February 14, 2000, issued by Best Software, Inc.